SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 4)


                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                                (Name of Issuer)



                       Class A Common Stock, $1 par value
                         (Title of class of securities)



                                   227478 10 4
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)










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     1) Name of Reporting Person. Noel M. Field, Jr.

     2) Check the Appropriate box if a Member of a Group (See Instructions)

     (a)
     (b)

     3) SEC Use Only......................................

     4) Citizenship or Place of Organization. United States


     Number of (5) Sole Voting Power 100 Shares Bene- ficially (6) Shared Voting Power 584,800 (1,487,200 if Class B common Owned By stock beneficially owned is converted to Class A common stock Each Reporting Person (7) Sole Dispositive Power 100 With (8) Shared Dispositive Power 584,800 (1,487,200 if Class B common stock beneficially owned is converted to Class A common stock


     9) Aggregate Amount Beneficially Owned by Each Reporting Person. 1,487,300 (assumes conversion of all outstanding Class B common stock beneficially owned to Class A common stock)


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


     11) Percent of Class Represented by Amount in Row 9. 9.5%


     12) Type of Reporting Person (See Instructions). IN


Item 1(a).  Name of Issuer.
         A.T. Cross Company.

Item 1(b).  Address of Issuer's Principal Executive Offices.
         One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).  Name of Person Filing.
         Noel M. Field, Jr.

Item 2(b).  Address of Principal Business Office.
         1500 Fleet Center, Providence, Rhode Island 02903.

Item 2(c).  Citizenship.
         United States.

Item 2(d).  Title of Class of Securities.
         Class A Common Stock, $1.00 Par Value.

Item 2(e).  CUSIP Number.
         227478 10 4.

Item 3.
         Not applicable.

Item 4.  Ownership.

     (a) Amount Beneficially Owned.
         100 directly
         584,800 held indirectly as co-trustee of trusts
         902,400 shares which may be acquired by conversion of Class B Common Stock held as trustee.

     (b) Percent of Class. 9.5% (assumes conversion of all outstanding shares of Class B common stock beneficially owned to an equal number of shares of Class A common stock).

     (c) Number of shares of Common Stock as to which Mr. Field has:

          (i)  sole power to vote or to direct the vote: 100

          (ii) shared power to vote or to direct the vote: 584,800 (1,487,200 if all Class B shares beneficially owned are converted to Class A shares)

          (iii) sole power to dispose or to direct the disposition of: 100

          (iv) shared power to dispose or to direct the disposition of: 584,800 (1,487,200 if all Class B shares beneficially owned are converted to Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998                           /s/ Noel M. Field, Jr.
                                                   ----------------------
                                                       Noel M. Field, Jr.